Mail Stop 3561

September 9, 2009

James M. Dahmus
Senior Vice President & Chief Financial Officer
SGS International, Inc.
626 West Main Street, Suite 500
Louisville, Kentucky 40202

> **Re: SGS International, Inc.**
> **File No. 333-133825**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**

Dear Mr. Dahmus:

We have reviewed your response letter dated September 1, 2009 and have the following comment. Unless otherwise indicated, we believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data page 22

1. We note your response to our prior comment 1. However, we are still unclear as to why "EBITDA" and "Adjusted EBITDA" provide useful information to investors. You state in your intended revised disclosure that "EBITDA" and "Adjusted EBITDA" are useful in evaluating your operating performance and return on capital compared to that of other companies in and across industries, but these are not substantive reasons specific to you as to why these non-GAAP measures are useful to investors. You should explain in sufficient detail and clarity why these measures are useful to investors. Additionally, please specifically address the following points:

- Please explain to us why disregarding the financing and capital structure of your company is useful to investors.

- Please explain to us why it is useful for investors to disregard each of the eliminated items.

- Please explain to us why "EBITDA" and "Adjusted EBITDA" are useful measures of assessing the ability of your assets to generate cash sufficient to pay interest costs and support your indebtedness given that they are computed on an accrual basis rather than on a cash basis, as opposed to cash from operations which is computed on a cash basis.

Please advise and expand your disclosure as indicated, and please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presenting "EBITDA" and "Adjusted EBITDA."

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief